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Ex12d
                               Idaho Power Company
                       Consolidated Financial Information
                       Ratio of Earnings to Fixed Charges


                                                                                                   Twelve Months
                                            Twelve Months Ended December 31,                            Ended
                                                 (Thousands of Dollars)                               March 31,
                                         1996         1997         1998        1999       2000           2001
Earnings, as defined:
  Income before  income taxes        $ 142,710   $  138,746    $ 140,984   $ 143,078   $ 223,056   $   229,664
  Adjust for distributed income of
  equity investees                      (1,413)      (3,943)      (4,697)       (837)     (3,116)        2,574
  Equity in loss of equity method
  investments                                0            0          476           0           0             0
  Minority interest in losses of
  majority owned subsidiaries                0            0         (125)          0           0             0
  Fixed charges, as below               58,339       61,743       61,394      62,969      58,833        59,899

     Total earnings, as defined      $ 199,636   $  196,546    $ 198,032   $ 205,210   $ 278,773   $   292,137

Fixed charges, as defined:
  Interest charges                   $  57,348   $   60,761    $  60,593   $  62,014   $  57,797   $    58,826
  Rental interest factor                   991          982          801         955       1,036         1,073

     Total fixed charges, as
     defined                         $  58,339   $   61,743    $  61,394   $  62,969   $  58,833   $    59,899

Ratio of earnings to fixed charges       3.42x        3.18x        3.23x       3.26x       4.74x         4.88x



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